Exhibit 99.1

Press Release

Eltek Reports 2019 Third Quarter Financial Results

•	Revenues of $9.3 million

•	Gross profit of $1.8 million

•	Net Profit of $391,000

PETACH-TIKVA, Israel, November 20, 2019 - Eltek Ltd. (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards, announced today its financial results for the quarter ended September 30, 2019.

Mr. Eli Yaffe, Chief Executive Officer, commented: "We are pleased with our growth in revenues and profitability in the third quarter’s results. The improved results are a consequence of the implementation of our previously announced turnaround plan.”

Highlights of the Third Quarter of 2019 compared to the Third Quarter of 2018

•	Revenues for the third quarter of 2019 were $9.3 million compared to revenues of $8.5 million in the third quarter of 2018;

•	Gross profit increased from $973,000 (11.4% of revenues) in the third quarter of 2018 to $1.8 million (19.1% of revenues) in the third quarter of 2019;

•	Operating profit was $568,000 this quarter as compared to an operating loss of $307,000 in the third quarter of 2018;

•	Net profit was $391,000, or $0.09 per fully diluted share in the third quarter of 2019 compared to a net loss of $463,000, or ($0.23) per fully diluted share, in the third quarter of 2018;

•	EBITDA was $940,000 in the third quarter of 2019 compared to EBITDA of $109,000 in the third quarter of 2018;

•	Net cash provided by operating activities amounted to $1.4 million in the third quarter of 2019 compared to net cash provided by operating activities of $164,000 in the third quarter of 2018.

Highlights for the First Nine Months of 2019

•	Revenues for the first nine months of 2019 were $26.2 million compared to $26.1 million in the first nine months of 2018;

•	Gross profit was $4.5 million (17.4% of revenues) compared to gross profit of $2.0 million (7.6% of revenues) in the first nine months of 2018;

•	Operating profit was $1.0 million compared to an operating loss of $1.7 million in the first nine months of 2018;

•	Other Income was $875,000 in the first nine months of 2019 compared to nil in the first nine months of 2018;

•	Net profit was $1.4 million, or $0.40 per fully diluted share compared to a net loss of $2.0 million, or ($0.97) per fully diluted share in the first nine months of 2018;

•	EBITDA was $3.0 million in the first nine months of 2019, compared to negative EBITDA of $373,000 in the first nine months of 2018;

•	Net cash provided by operating activities amounted to $2.7 million compared to net cash used in operating activities of $950,000 in the first nine months of 2018.

Use of Non-GAAP Financial Information

The Company reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures, including EBITDA. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis. Reconciliation between the company's results on a GAAP and non-GAAP basis is provided in a table below.

Conference Call

Today, Wednesday, November 20, 2019, at 8:30 a.m. Eastern Time, Eltek will conduct a conference call to discuss the results. The call will feature remarks by Eli Yaffe, Chief Executive Officer and Alon Mualem, Chief Financial Officer.

To participate, please call the following teleconference numbers. Please allow for additional time to connect prior to the call:

United States:	1-888-668-9141
Israel:	03-9180609
International:	+972-3-9180609

At:
8:30 a.m. Eastern Time
5:30 a.m. Pacific Time
15:30 p.m. Israel Time

A replay of the call will be available through the Investor Info section on Eltek’s corporate website at http://www.nisteceltek.com approximately 24 hours after the conference call is completed and will be archived for 30 days.

About Eltek

Eltek – "Innovation Across the Board", is a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), and is the Israeli leader in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek is ITAR compliant and has AS-9100 and NADCAP Electronics certifications. Its customers include leading companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company’s headquarters, R&D, production and marketing center are located in Israel. Eltek also operates through its subsidiaries in North America and in Europe and by agents and distributors in Europe, India, South Africa and South America.

For more information, visit Eltek's web site at www.nisteceltek.com.

Forward Looking Statement:

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.

Investor Contact:
Alon Mualem
Chief Financial Officer
alonm@nisteceltek.com
+972-3-9395023

(Tables follow)

Eltek Ltd.
Consolidated Statements of Operations
(In thousands US$, except per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2019	2018	2019	2018

Revenues	9,279	8,503	26,213	26,112
Costs of revenues	(7,524)	(7,530)	(21,663)	(24,118)

Gross profit	1,755	973	4,550	1,994

Selling, general and administrative expenses	(1,187)	(1,280)	(3,541)	(3,648)

R&D expenses, net	-	-	-	(1)

Operating profit (loss)	568	(307)	1,009	(1,655)

Financial expenses, net	(146)	(132)	(409)	(264)
Other income, net	(2)	-	875	-

Profit (loss) before income tax	420	(439)	1,475	(1,919)

Tax expenses	(29)	(24)	(51)	(57)

Net Profit (loss)	391	(463)	1,424	(1,976)

Earnings per share

Basic and diluted net profit (loss) per ordinary share	0.09	(0.23)	0.40	(0.97)

Weighted average number of ordinary shares used
to compute basic and diluted net profit (loss) per
ordinary share (in thousands)	4,380	2,029	3,519	2,029

Eltek Ltd.
Consolidated Balance Sheets
(In thousands US$)

	September 30,	December 31,
	2019	2018
Assets

Current assets
Cash and cash equivalents	2,289	992
Receivables: Trade, net of provision for doubtful accounts	6,852	5,682
Other	195	868
Inventories	3,785	3,611
Prepaid expenses	412	292

Total current assets	13,533	11,445

Long term assets
Severance pay fund	59	53
Long term prepaid expenses	-	39
Operating lease right of use assets	2,750	-
Total long term assets	2,809	92

Fixed assets, less accumulated depreciation	6,795	6,623

Total Assets	23,137	18,160

Liabilities and Shareholder's equity

Current liabilities
Short-term credit and current maturities of long-term debts	2,123	6,606
Short-term credit from related party	3,446	2,668
Accounts payable: Trade	4,755	4,108
Other	3,579	3,377
Short-term operating lease liabilities	1,368	-

Total current liabilities	15,271	16,759

Long-term liabilities
Long term debt, excluding current maturities	436	308
Employee severance benefits	244	211
Long-term operating lease liabilities	1,362	-

Total long-term liabilities	2,042	519

Equity
Ordinary shares, NIS 3.0 par value authorized 10,000,000 shares, issued and outstanding 2,028,552	3,964	1,985
Additional paid-in capital	18,583	17,270
Cumulative foreign currency translation adjustments	2,435	2,340
Capital reserve	932	800
Accumulated deficit	(20,090)	(21,513)
Shareholders' equity	5,824	882
Total liabilities and shareholders' equity	23,137	18,160

Eltek Ltd.
Unaudited Non-GAAP EBITDA Reconciliations
(In thousands US$)

Non-GAAP EBITDA Reconciliations	Three months ended		Nine months ended
	September 30,		September 30,
	2019	2018	2019	2018

GAAP net Income (loss)	391	(463)	1,424	(1,976)
Add back items:

Financial expenses, net	146	132	409	264
Income tax expense	29	24	51	57
Depreciation and amortization	374	416	1,118	1,282
Non-GAAP EBITDA	940	109	3,002	(373)

Eltek Ltd.
Consolidated Statement of Cash flow
(In thousands US$)

	Three months ended		Nine months ended
	September 30,		September 30,
	2019	2018	2019	2018

Cash flows from operating activities:

Net Income (loss)	391	(463)	1,423	(1,976)

Adjustments to reconcile net loss to net
cash flows provided by operating activities:
Depreciation and amortization	371	416	1,119	1,282
Stock-based compensation	26	-	88	-
Transaction with controlling shareholder	15	-	44	-
Revaluation of long term loans	(12)	(1)	(36)	23
	400	415	1,215	1,305

Changes in operating leases, net	(1)	-	(11)	-
Decrease (increase) in trade receivables	886	1,016	(712)	(474)
Decrease in other receivables and prepaid expenses	(224)	(538)	655	313
Decrease (increase) in inventories	211	253	98	(661)
Increase (decrease) in trade payables	(102)	(440)	92	645
Increase (decrease) in other liabilities and accrued expenses	(188)	(84)	(55)	(134)
Increase (decrease) in employee severance benefits, net	23	5	14	32
	605	212	81	(279)

Net cash provided by (used in) operating activities	1,396	164	2,719	(950)

Cash flows from investing activities:
Purchase of fixed assets	(293)	(86)	(543)	(196)
Net cash used in investing activities	(293)	(86)	(543)	(196)

Cash flows from financing activities:
Short- term bank credit, net	(921)	113	(4,315)	956
Short- term shareholder loan	-	275	557	1,431
Issuance of ordinary shares in rights offering, net	-	-	3,298	-
Repayment of long-term loans from bank	(220)	(225)	(675)	(689)
Proceeds from long-term loans	557	-	558	-
Repayment of credit from fixed asset payables	(94)	(74)	(289)	(233)
Net cash provided by (used in) financing activities	(678)	89	(866)	1,465

Effect of translation adjustments	27	43	(13)	(5)

Net increase (decrease) in cash and cash equivalents	452	210	1,297	314

Cash and cash equivalents at beginning of the period	1,837	991	992	887

Cash and cash equivalents at period end	2,289	1,201	2,289	1,201